FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2013

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim unaudited consolidated financial statements as of September 30, 2013 and 2012 and for the three-month and nine-month periods then ended

Report of Independent Auditors

To the Board of Directors of Compañía de Minas Buenaventura S.A.A.

Introduction

We have reviewed the accompanying consolidated financial statements of Compañía de Minas Buenaventura S.A.A. (a Peruvian public corporation) and Subsidiaries (together the "Company"), comprising of the interim consolidated statement of financial position and changes in shareholders’ equity as of September 30, 2013, and the related interim consolidated income statements, comprehensive income and cash flows for the three and nine-month periods ended September 30, 2013 and 2012, and explanatory notes. The Company’s Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Peru. Consequently, it does not enable us to obtain reasonable assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements have not been prepared, in all material respects, in accordance with IAS 34.

Lima, Peru

October 29, 2013

Countersigned by:

Víctor Burga
C.P.C.C. Register No. 14859

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of September 30, 2013 (unaudited) and December 31, 2012 (audited)

	Note		2013	2012
			US$(000)	US$(000)
				(Note 2)
Asset
Current assets
Cash and cash equivalents	4	(a)	103,984	186,712
Financial assets at fair value through profit or loss	4	(b)	12,864	54,509
Trade accounts receivable and others, net	5	(a)	271,611	362,904
Income tax credit			35,217	24,629
Prepaid expenses			8,062	11,837
Asset for embedded derivatives for concentrates sales, net	6	(b)	486	-
Inventory, net	7	(a)	167,897	157,533
			600,121	798,124
Non-current assets
Trade accounts receivable and others, net	5	(a)	34,645	40,079
Inventory, net	7	(a)	14,922	40,253
Investment in associates	8	(a)	2,612,248	2,441,039
Mining concessions, development costs, property, plant and equipment, net	9		1,433,375	1,159,805
Deferred income tax asset, net	13	(c)	87,013	111,701
Other assets, net			4,898	5,123
			4,187,101	3,798,000
Total asset			4,787,222	4,596,124

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	11	(a)	21,126	-
Trade accounts payable and others			267,135	259,537
Provisions	10		35,405	71,780
Liability for embedded derivatives for concentrates sales, net	6	(b)	-	4,939
Income tax payable			3,160	7,935
Financial obligations	11	(b)	28,270	5,815
Hedge derivative financial instruments	6	(a)	716	-
			355,812	350,006
Non-current liabilities
Hedge derivative financial instruments	6	(a)	232	-
Trade accounts payable and others			5,219	731
Provisions	10		128,190	100,041
Financial obligations	11	(b)	210,892	173,489
			344,533	274,261
Total liabilities			700,345	624,267

Shareholders’ equity, net
Issued capital, net of treasury shares for US$(000)62,665			750,497	750,540
Investment shares, net of treasury shares for US$(000)765			1,396	1,399
Additional paid-in capital			219,055	219,471
Legal reserve			162,663	162,663
Other reserves			269	269
Retained earnings			2,683,418	2,572,943
Other reserves of equity			177	925
Shareholders’ equity, net attributable to owners of the parent			3,817,475	3,708,210
Non-controlling interests			269,402	263,647
Total shareholders’ equity, net			4,086,877	3,971,857
Total liabilities and shareholders’ equity, net			4,787,222	4,596,124

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Income Statement (unaudited)

For the three and nine-month periods ended September 30, 2013 and 2012

			For the three–month periods ended September 30,		For the nine–month periods ended September 30,
	Note		2013	2012	2013	2012
			US$(000)	US$(000)	US$(000)	US$(000)
				(Note 2)		(Note 2)
Operating income
Net sales	14	(a)	335,283	393,987	949,255	1,084,736
Royalty income	18	(a)	10,538	17,868	37,033	54,621

Total income			345,821	411,855	986,288	1,139,357

Operating costs
Cost of sales, without considering depreciation and amortization	15		(162,964)	(161,958)	(493,968)	(430,651)
Exploration expenses in operating units	16		(39,140)	(30,341)	(135,190)	(97,153)
Depreciation and amortization			(40,078)	(32,445)	(125,748)	(84,240)
Royalties			(7,272)	(10,963)	(23,867)	(30,120)

Total operating costs			(249,454)	(235,707)	(778,773)	(642,164)

Gross profit			96,367	176,148	207,515	497,193

Operating expenses
Administrative expenses	17		(16,923)	(22,856)	(56,484)	(77,652)
Exploration in non-operating areas			(5,686)	(27,400)	(23,361)	(73,229)
Selling expenses			(4,063)	(5,204)	(12,543)	(12,281)
Other, net			(6,273)	2,094	3,358	1,831

Total operating expenses			(32,945)	(53,366)	(89,030)	(161,331)

Operating profit			63,422	122,782	118,485	335,862

Other income, net
Share in the results of associates under equity method	8	(b)	40,866	118,340	173,840	376,721
Net gain (loss) from currency exchange difference			(106)	527	(6,709)	(254)
Financial income			697	2,470	2,353	7,761
Financial costs			(1,157)	(1,502)	(9,510)	(4,682)

Total other income, net			40,300	119,835	159,974	379,546

Profit before income tax and non-controlling interests			103,722	242,617	278,459	715,408
Income tax	13	(a)	(29,176)	(36,046)	(72,121)	(115,685)

Net profit			74,546	206,571	206,338	599,723

Attributable to:
Owners of the parent			65,114	188,221	186,744	549,540
Non-controlling interests			9,432	18,350	19,594	50,183
			74,546	206,571	206,338	599,723
Basic and diluted earnings per share attributable to owners of the parent, stated in U.S. dollars			0.26	0.74	0.73	2.16
Weighted average number of shares outstanding (common and investment), in units			254,186,867	254,232,571	254,186,867	254,232,571

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Comprehensive Income (unaudited)

For the three and nine-month periods ended September 30, 2013 and 2012

	For the three–month periods ended September 30,		For the nine–month periods ended September 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)

Net profit	74,546	206,571	206,338	599,723

Other comprehensive income:
Change in unrealized loss on derivative financial instruments	(948)	(669)	(948)	(1,363)
Income tax effect	328	201	328	409

	(620)	(468)	(620)	(954)
Change in unrealized gain (loss) on other investments	-	412	(434)	(1,187)
Income tax effect	-	(124)	-	356

	-	288	(434)	(831)

Other comprehensive income	(620)	(180)	(1,054)	(1,785)

Total comprehensive income	73,926	206,391	205,284	597,938

Attributable to:
Owners of the parent	64,800	188,271	185,996	548,225
Non-controlling interests	9,126	18,120	19,288	49,713

	73,926	206,391	205,284	597,938

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

For the nine-month periods ended September 30, 2013 and 2012

	Attributable to owners of the parent
	Issued capital, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid- in capital	Legal reserve	Other reserves	Retained earnings	Other reserves of equity	Total	Non- controlling interests	Total equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balances as of January 1, 2012	253,415,190	750,540	2,019	225,978	162,639	269	2,034,768	2,068	3,178,281	262,198	3,440,479
Net profit, note 2	-	-	-	-	-	-	549,540	-	549,540	50,183	599,723
Other comprehensive income	-	-	-	-	-	-	-	(1,315)	(1,315)	(470)	(1,785)

Total comprehensive income	-	-	-	-	-	-	549,540	(1,315)	548,225	49,713	597,938
Dividends declared and paid, notes 12(a) and (b)	-	-	-	-	-	-	(101,779)	-	(101,779)	(39,117)	(140,896)
Capital reduction in Minera La Zanja S.R.L., note 1(e)	-	-	-	-	-	-	-	-	-	(12,674)	(12,674)
Purchase of treasury shares	-	-	(620)	(6,507)	-	-	-	-	(7,127)	-	(7,127)
Expired dividends	-	-	-	-	10	-	-	-	10	-	10

Balances as of September 30, 2012	253,415,190	750,540	1,399	219,471	162,649	269	2,482,529	753	3,617,610	260,120	3,877,730

Balances as of January 1, 2013, note 2	253,415,190	750,540	1,399	219,471	162,663	269	2,572,943	925	3,708,210	263,647	3,971,857
Net profit	-	-	-	-	-	-	186,744	-	186,744	19,594	206,338
Other comprehensive income	-	-	-	-	-	-	-	(748)	(748)	(306)	(1,054)

Total comprehensive income	-	-	-	-	-	-	186,744	(748)	185,996	19,288	205,284
Dividends declared and paid, notes 12(a) and (b)	-	-	-	-	-	-	(76,269)	-	(76,269)	(13,533)	(89,802)
Purchase of treasury shares	-	(43)	(3)	(416)	-	-	-	-	(462)	-	(462)

Balances as of September 30, 2013	253,415,190	750,497	1,396	219,055	162,663	269	2,683,418	177	3,817,475	269,402	4,086,877

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows (unaudited)

For the three and nine-month periods ended September 30, 2013 and 2012

	For the three–month periods ended September 30,		For the nine–month periods ended September 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	291,083	363,513	1,039,480	1,057,157
Value added tax recovered	25,399	16,884	59,106	30,161
Royalties received	13,646	19,818	39,824	55,071
Dividends received	712	3,845	7,776	10,854
Interest received	1,992	1,528	4,133	6,906
Payments to suppliers and third parties	(176,678)	(212,512)	(654,597)	(607,692)
Payments to employees	(66,545)	(33,694)	(170,277)	(155,521)
Income tax paid	(11,392)	(31,238)	(66,380)	(107,057)
Payments of royalties	(10,497)	(9,738)	(27,991)	(29,798)
Interest paid	(143)	(514)	(8,558)	(1,279)

Cash and cash equivalents provided by operating activities	67,577	117,892	222,516	258,802

Investing activities
Settlement of financial assets at fair value through profit or loss	40,000	-	40,000	-
Proceeds from collection of associate loan	5,530	-	20,494	-
Proceeds from sale of mining concessions, property, plant and equipment	1,948	98	4,963	119
Decrease in time deposits	-	2,736	-	9,582
Purchase of investments	-	(23,273)	-	(32,184)
Purchase of mining concessions, development costs, property, plant and equipment	(122,818)	(140,213)	(356,082)	(308,920)
Contributions to associates	(1,654)	(13,083)	(5,339)	(21,961)

Cash and cash equivalents used in investing activities	(76,994)	(173,735)	(295,964)	(353,364)

Financing activities
Proceeds from financial obligations	-	40,026	60,000	54,313
Proceeds from bank loans	21,126	-	21,126	-
Purchase of non-controlling interests’ shares	-	(7,980)	-	(7,980)
Dividends paid	-	-	(76,269)	(101,779)
Dividends paid to non-controlling interests	(6,960)	(4,942)	(13,533)	(39,117)
Purchase of treasury shares	-	-	(462)	-
Repayments of financial obligations	(41)	-	(142)	(1,020)

Cash and cash equivalents provided by (used in) financing activities	14,125	27,104	(9,280)	(95,583)

Net increase (decrease) in cash and cash equivalents for the period	4,708	(28,739)	(82,728)	(190,145)
Cash and cash equivalents at beginning of period	99,276	309,441	186,712	470,847

Cash and cash equivalents at end of period, note 4(a)	103,984	280,702	103,984	280,702

Consolidated Statement of Cash Flows (unaudited) (continued)

	For the three–month periods ended September 30,		For the nine–month periods ended September 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities
Net profit attributable to owners of the parent	65,114	188,221	186,744	549,540
Plus (less)
Depreciation and amortization	40,549	32,445	126,219	84,240
Deferred income tax expense	13,928	5,373	25,688	18,518
Net profit attributable to non-controlling interests	9,432	18,350	19,594	50,183
Accretion expense of the provision for closure of mining units and exploration projects	926	988	7,074	3,405
Share in the results of associates under equity method, net of dividends received in cash	(40,154)	(114,495)	(166,064)	(365,867)
Provisions	7,868	(124,047)	(5,164)	(137,589)
Net loss (gain) from currency exchange difference	106	(527)	6,709	254
Changes in the fair value of embedded derivatives of concentrates sales and adjustments on open liquidations	(33,243)	(21,983)	(7,651)	(32,076)
Proceeds from sale of mining concessions, property, plant and equipment	(1,948)	(98)	(4,963)	(119)
Net changes in assets and liabilities’ accounts
Decrease (increase) in operating assets -
Trade accounts receivable and others	(25,013)	(17,576)	63,458	(30,639)
Income tax credit	1,279	4,677	(10,588)	-
Prepaid expenses	6,001	(21,512)	4,093	(26,747)
Inventory	(4,562)	(5,871)	17,742	(21,247)
Increase (decrease) in operating liabilities -
Trade accounts payable and others	32,408	187,253	20,190	194,976
Provisions	(4,466)	(13,114)	(55,790)	-
Income tax payable	(648)	(192)	(4,775)	(28,030)

Cash and cash equivalents provided by operating activities	67,577	117,892	222,516	258,802

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the interim consolidated financial statements (unaudited)

As of September 30, 2013 and 2012

1.	Identification and business activity
(a)	Identification –

Compañía de Minas Buenaventura S.A.A. (hereinafter “Buenaventura” or “the Company”) is a Peruvian publicly traded corporation incorporated in 1953 in Lima city. Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company’s shares deposited in the Bank of New York. The Company’s legal domicile is located at Carlos Villarán Avenue 790, Santa Catalina, La Victoria, Lima, Peru.

(b)	Business activity –

Buenaventura, individually and/or associated with third parties, is engaged in the exploration, extraction, concentration, smelting and commercialization of polymetallic ore and metals.

Buenaventura directly operates nine mining units located in Peru: Uchucchacua, Orcopampa, Poracota, Julcani, Recuperada, Antapite, Mallay, Breapampa and Shila – Paula. In addition, the Company has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”), which operates the Colquijirca mining unit, in Minera La Zanja S.R.L. (hereinafter “La Zanja”), which operates the La Zanja mining unit, and in other companies engaged in mining activities. The Company also owns an electric generating entity (in construction stage), an energy transmition entity, as well as other service entities.

Notes to the interim consolidated financial statements (unaudited) (continued)

(c)	The interim consolidated financial statements include the financial statements of the following subsidiaries:

	As of September 30, 2013		As of December 31, 2012
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Holding of investments, mining concessions, exploration and exploitation of minerals

Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	100.00	-	100.00	-
Sociedad Minera El Brocal S.A.A. (d)	2.54	48.18	2.54	48.18
Inversiones Colquijirca S.A.	99.99	-	99.99	-
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L. (e)	53.06	.	53.06	-
Minera Julcani S.A. de C.V.	100.00	.	100.00	-
Compañía de Minas Buenaventura Chile Ltda.	100.00	.	100.00	-
El Molle Verde S.A.C.	100.00	.	100.00	-
Apu Coropuna S.R.L.	70.00	-	-	-

Electric power activity
Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-
Empresa de Generación Huanza S.A. (f)	-	100.00	-	100.00

Service providers
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Bisa Construcción S.A.	-	100.00	-	100.00
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

Industrial activities
Procesadora Industrial Río Seco S.A. (g)	100.00	-	100.00	-

(d)	Project for the expansion of El Brocal operations –

As of September 30, 2013, El Brocal has significantly progressed in the project for the expansion of its operations, which consists on reaching a treatment level of 18,000 DMT of ore per day since the first quarter of 2014. The related investment was approved by the Board of Directors of El Brocal on August 15, 2008 and will allow to process ore with lower lead–zinc grade from Tajo Norte and copper from Marcapunta Norte. The project is divided in three stages:

-	First: Optimization of current plant from 5,000 DMT of ore per day to 7,000 DMT of ore per day (under operation since October 2010).
-	Second: New concentration plant of 2,490 DMT of ore per day (under operation since January 2011).
-	Third: Expansion of the new concentration plant from 2,490 DMT of ore per day to 11,000 DMT of ore per day.

2

Notes to the interim consolidated financial statements (unaudited) (continued)

The detail is presented below:

	As of September 30, 2013	As of December 31, 2012
	US$(000)	US$(000)

Expansion of refining plant capacity to 18,000 DMT/day	151,621	127,262
Optimization of crushing plant and conveyor belt	94,859	53,674
Construction of Huachacaja tailings areas	88,776	38,060
Expansion of power grid	17,244	14,812
New offices and camps	16,691	16,188
Expansion of Tajo Norte – Marcapunta Norte	16,444	16,429
Support area	5,323	4,311
Program management	5,127	3,852
Borrowing cost	2,536	334
Ore storage	2,098	2,098
Other minor activities	1,269	928

Total	401,988	277,948

(e)	Capital stock reduction of Minera La Zanja S.R.L. (La Zanja) -

The Shareholders’ Meeting held on January 26, 2012 approved the reduction of the capital stock of La Zanja by US$27,000,000, through contributions return in cash. This approval was formalized in Public Registers on March 30, 2012. The amount pending of return to non-controlling interests amounts to US$4,694,000 as of September 30, 2013 (original amount of US$12,674,000, net of disbursements made by US$7,980,000).

(f)	Construction of hydroelectric power station -

In November 2009, the Consorcio Energético de Huancavelica S.A.’s Board of Directors approved the construction of the 90.6 MW capacity Huanza Hydroelectric Power Station, located in the Santa Eulalia river valley. This investment is in progress since March 2010 and was financed through a financial lease by US$119,000,000 and own resources. This power station would initiate operations in December 2013.

3

Notes to the interim consolidated financial statements (unaudited) (continued)

The costs of works related to the construction of the power station are the following:

	As of September 30, 2013	As of December 31, 2012
	US$(000)	US$(000)

Development costs
Concessions and other minor	2,171	2,171

Property, plant and equipment
Water conduction system	95,810	86,967
Preliminary works	44,433	38,216
Borrowing costs	14,888	10,974
Powerhouse and switchyard	13,600	7,754
Pallca dam and water intake	11,762	9,977
Access roads	7,616	7,387
Conduction tube line of Conay river	7,407	6,445
Transmission line in 60 KV	3,327	3,293
Other minor activities	4,567	3,949
	203,410	174,962

Total included as work in progress	205,581	177,133

(g)	Construction of washing, sulfuric acid and manganese sulphate plants –

The project is located in the Lomera de Huaral community at 102 kilometers from Lima city. The main objective of this project is to wash the manganese content in the lead-silver concentrate of Uchucchacua mining unit with sulfuric acid, in order to chemically reduce the level of manganese and to obtain a higher value added in ore concentrate. This process will also improve recovery of silver and increase the reserves. For the treatment of gaseous effluents of the process, a sulfuric acid recovery plant will be installed, that will be used for the acid wash of the concentrate.

The initial estimated investment for the construction of washing, sulfuric acid and manganese sulphate plants is US$122,669,292. As of September 30, 2013, the investment made in this project amounts to US$113,763,000 (US$84,288,000 as of December 31, 2012) and it is expected to be completed in the fourth quarter of 2013.

4

Notes to the interim consolidated financial statements (unaudited) (continued)

2.	Basis of preparation and presentation, and changes in the accounting policies
2.1.	Basis of preparation and presentation -

The interim consolidated financial statements for the three and nine-month periods ended September 30, 2013 and 2012 have been prepared and presented in accordance with IAS 34 - “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2012.

2.2.	New standards, interpretations and amendments adopted by the Company -

The accounting policies used by the Company in the preparation of unaudited interim consolidated financial statements are consistent with those used in the preparation of annual consolidated financial statements, except for the adoption of IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine, effective January 1, 2013, and applied prospectively to production stripping costs incurred on or after the beginning of the earliest period presented, it means since January 1, 2012.

Until December 31, 2012, the Company used to recognize stripping costs as production costs. As a result of the adoption of IFRIC 20, stripping costs required to produce inventory are recorded as production costs, and those required to access to additional quantities of reserves that will be exploited in future periods are capitalized and amortized over the proven and probable reserves of each mineral body (component) identified in the surface mine.

There are other new standards and amendments effective January 1, 2013, however, they do not have significant impact in the interim consolidated financial statements of the Company.

Below are presented the adjustments made to the consolidated statement of financial position as of December 31, 2012, and to the interim consolidated income statement for the three and nine-month periods ended September 30, 2012:

5

Notes to the interim consolidated financial statements (unaudited) (continued)

	Reported	Adjustments	Restated
	US$(000)	US$(000)	US$(000)

Consolidated statement of financial position -
Assets
Current assets
Inventory, net	163,067	(5,534)	157,533
Other current assets	640,591	-	640,591
	803,658	(5,534)	798,124
Non-current assets
Inventory, net	55,937	(15,684)	40,253
Investment in associates	2,436,237	4,802	2,441,039
Mining concessions, development costs, property, plant and equipment, net	1,134,276	25,529	1,159,805
Deferred income tax asset, net	113,343	(1,642)	111,701
Other non-current assets	45,202	-	45,202
	3,784,995	13,005	3,798,000

Total assets	4,588,653	7,471	4,596,124

Liabilities and shareholders’ equity, net
Current liabilities	350,006	-	350,006
Non-current liabilities	274,261	-	274,261
Total liabilities	624,267	-	624,267

Shareholders’ equity, net
Retained earnings	2,566,787	6,156	2,572,943
Non-controlling interests	262,332	1,315	263,647
Other equity captions	1,135,267	-	1,135,267
Total shareholders’ equity, net	3,964,386	7,471	3,971,857

Total liabilities and shareholders’ equity, net	4,588,653	7,471	4,596,124

6

Notes to the interim consolidated financial statements (unaudited) (continued)

	Reported	Adjustments	Restated
	US$(000)	US$(000)	US$(000)
Interim consolidated income statement for the three-month period ended September 30, 2012
Total income	411,855	-	411,855
Cost of sales, without considering depreciation and amortization	(164,106)	2,148	(161,958)
Other operating costs	(73,749)	-	(73,749)

Gross profit	174,000	2,148	176,148
Operating expenses	(53,366)	-	(53,366)
Operating profit	120,634	2,148	122,782
Share in the results of associates under equity method	116,298	2,042	118,340
Other income, net	1,495	-	1,495

Profit before income tax and non-controlling interests	238,427	4,190	242,617
Income tax	(35,069)	(977)	(36,046)

Net profit	203,358	3,213	206,571

Attributable to:
Owners of the parent	185,585	2,636	188,221
Non-controlling interests	17,773	577	18,350

Net profit	203,358	3,213	206,571

Basic and diluted earnings per share attributable to owners of the parent, stated in U.S. dollars	0.73		0.74

Interim consolidated income statement for the nine-month period ended September 30, 2012
Total income	1,139,357	-	1,139,357
Cost of sales, without considering depreciation and amortization	(434,961)	4,310	(430,651)
Other operating costs	(211,513)	-	(211,513)

Gross profit	492,883	4,310	497,193
Operating expenses	(161,331)	-	(161,331)
Operating profit	331,552	4,310	335,862
Share in the results of associates under equity method	374,304	2,417	376,721
Other income, net	2,825	-	2,825

Profit before income tax and non-controlling interests	708,681	6,727	715,408
Income tax	(114,342)	(1,343)	(115,685)

Net profit	594,339	5,384	599,723

Attributable to:
Owners of the parent	545,618	3,922	549,540
Non-controlling interests	48,721	1,462	50,183

Net profit	594,339	5,384	599,723

Basic and diluted earnings per share attributable to owners of the parent, stated in U.S. dollars	2.15		2.16

3.	Seasonality of operations

The Company and its subsidiaries operate continuously without major fluctuations due to seasonality factors.

4.	Cash and cash equivalents and financial assets at fair value through profit or loss
(a)	Cash and cash equivalents –

The table below presents the components of this caption:

7

Notes to the interim consolidated financial statements (unaudited) (continued)

	As of September 30, 2013	As of December 31, 2012
	US$(000)	US$(000)

Cash	1,291	1,017
Bank accounts	62,693	67,695
Time deposits (i)	40,000	118,000

	103,984	186,712

(i)	The table below presents the components of time deposits as of September 30, 2013:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. dollars	From 9 to 15 days	Between 0.15 and 0.20	40,000

The table below presents the components of time deposits as of December 31, 2012:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. dollars	From 5 to 13 days	Between 1.30 and 1.70	118,000

(b)	Financial assets at fair value through profit or loss –

During the nine-month period ended September 30, 2013, the financial assets at fair value through profit or loss, which correspond to excess of cash invested in mutual funds of variable income, decreased in US$41,645,000 compared to December 31, 2012, mainly due to the settlement of mutual funds for US$40,000,000.

8

Notes to the interim consolidated financial statements (unaudited) (continued)

5.	Trade accounts receivable and others, net
(a)	The table below presents the components of this caption:

	As of September 30, 2013	As of December 31, 2012
	US$(000)	US$(000)

Trade accounts receivable, net (b)
Domestic customers	104,857	151,341
Foreign customers	78,321	126,831
Related parties, note 18(b)	13,936	17,650

	197,114	295,822
Allowance for doubtful accounts	(21,741)	(21,741)

	175,373	274,081

Other accounts receivable
Value added tax credit	82,622	52,655
Related parties, note 18(b)	18,690	38,261
Claims to third parties	14,070	4,613
Loans to third parties	5,254	679
Advances to suppliers	1,618	13,929
Request for refund of value added tax	56	4,573
Other minor	8,573	14,192
	130,883	128,902

Total trade accounts receivable and others, net	306,256	402,983

Classification by maturity:
Current portion	271,611	362,904
Non-current portion	34,645	40,079

Total trade accounts receivable and others, net	306,256	402,983

(b)	The decrease in trade accounts receivable balance as of September 30, 2013 as compared to the balance as of December 31, 2012 was mainly due to lower billing amounts as a consequence of the lower market quotations as of September 30, 2013 compared to the ones as of December 31, 2012.

9

Notes to the interim consolidated financial statements (unaudited) (continued)

6.	Hedge derivative financial instruments

(a)	Hedge copper price operations -

The subsidiary El Brocal produces and sells copper. The volatility of copper price during the current year has caused that El Brocal’s Management decided to enter into futures contracts. The objective of these contracts, which started since August 8, 2013, is to reduce the cash-flow volatility attributable to the changes in the copper prices, according to the risks strategy designed by the Board of Directors of El Brocal. The contracts seek to eliminate the volatility of the sales price of copper since September 2013 until December 31, 2014, according to the existing copper concentrates sales commitments, which are related to the 25 percent of annual production of this ore.

As of September 30, 2013, the fair value of outstanding futures contracts of El Brocal amounts to a liability of US$948,000 (current portion of US$716,000 and non-current portion of US$232,000), with a charge of US$620,000, net of deferred income tax, shown in Other comprehensive income.

Furthermore, as a result of hedge operations settled as of September 30, 2013, the Company has accounts receivable to London Metal Exchange’s intermediaries for US$156,000, which are presented in Trade accounts receivable and others, net caption.

(b)	Embedded derivatives for concentrates sales –

As of September 30, 2013 and December 31, 2012, changes in fair value of embedded derivatives for concentrates sales generated assets for US$486,000 and liabilities for US$4,939,000, respectively. The effects of net losses were recognized in Net sales caption in the corresponding periods.

10

Notes to the interim consolidated financial statements (unaudited) (continued)

7.	Inventory, net
(a)	The table below presents the components of this caption:

	As of September 30, 2013	As of December 31, 2012
	US$(000)	US$(000)

Finished goods	30,482	37,863
Products in process (b)	105,985	120,615
Spare parts and supplies	50,201	42,552
	186,668	201,030
Provision for impairment of value of inventory	(3,849)	(3,244)

	182,819	197,786

Classification by use:
Current portion	167,897	157,533
Non-current portion	14,922	40,253

	182,819	197,786

(b)	Products in process include the following:

	As of September 30, 2013	As of December 31, 2012
	US$(000)	US$(000)

Classified ore (i)	42,893	47,931
Ore in leach pads (ii)	32,029	35,885
Activated coal	15,572	16,269
Ore in cyanidation process	8,455	14,344
Current ore	5,796	4,344
Other	1,240	1,842

	105,985	120,615
Classification by use:
Current portion	91,063	80,362
Non-current portion	14,922	40,253

	105,985	120,615

11

Notes to the interim consolidated financial statements (unaudited) (continued)

(i)	Below is presented a breakdown of classified ore that is stored primarily in the stocks nearby to Tajo Norte unit mine of El Brocal:

	As of September 30, 2013		As of December 31, 2012
	US$(000)	DMT	US$(000)	DMT

Type I and II (copper and silver ore)	3,157	388,613	3,643	494,280
Type III (lead - zinc ore)	39,736	2,453,551	44,288	2,405,266

	42,893	2,842,164	47,931	2,899,546

Classification by use:
Current portion	27,971		7,678
Non-current portion	14,922		40,253

	42,893		47,931

El Brocal’s Management expects to treat this ore when it finishes the expansion of the plant’s capacity.

(ii)	It includes gold content of ore deposited in leach pads, whose recovery is achieved through its exposure to acid sulfuric solutions (leaching) and subsequently transferred to the electro-winning plant to produce gold bars. The recovery factor of ounces of gold contained in the leach pads is estimated based upon metallurgical assays performed on treated material.

8.	Investments in associates
(a)	The table below presents the components of this caption:

	Share in shareholders’ equity		Amount
	As of September 30, 2013	As of December 31, 2012	As of September 30, 2013	As of December 31, 2012
	%	%	US$(000)	US$(000)

Minera Yanacocha S.R.L. (c)	43.650	43.650	1,662,553	1,585,395
Sociedad Minera Cerro Verde S.A.A. (d)	19.584	19.584	869,717	788,170
Compañía Minera Coimolache S.A.	49.000	49.000	39,709	32,365
Canteras del Hallazgo S.A.C. (e)	40.095	40.095	37,583	32,423
Other minor investments	-	-	2,686	2,686

			2,612,248	2,441,039

12

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the net share in gain (loss) of associates:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)

Sociedad Minera Cerro Verde S.A.A. (d)	33,564	45,789	81,562	124,984
Minera Yanacocha S.R.L. (c)	2,391	65,706	77,158	240,437
Compañía Minera Coimolache S.A.	4,911	13,514	15,120	31,410
Canteras del Hallazgo S.A.C. (e)	-	(6,669)	-	(20,110)

	40,866	118,340	173,840	376,721

(c)	Investment in Minera Yanacocha S.R.L. -

The Company, through its subsidiary Compañía Minera Condesa S.A., holds 43.65 percent of Minera Yanacocha S.R.L. (hereinafter “Yanacocha”)’s capital stock. This entity has a gold mine located in Cajamarca, Peru.

Yanacocha is developing the Conga project, which consists of two gold-copper porphyry deposits located northeast of the Yanacocha’s operating area in the provinces of Celendín, Cajamarca and Hualgayoc, in Cajamarca region. On April 17, 2012, the independent experts hired by Peruvian Government, issued the international report on water component of the environmental impact study for Conga mining project, which validates essentially the environmental impact study approved in 2010 and includes some recommendations for improvement. On June 22, 2012, Yanacocha’s Management approved the recommendations made by the independent experts. As a result, Yanacocha’s Management has rescheduled the development activities, focusing on recommended water sustainability activities.

As of September 30, 2013, the Property, plant and development costs caption balance associated to Conga project amounted to US$133,500,000. As of December 31, 2012, Yanacocha reported 6.5 million and 1,690 million in reserves of gold ounces and copper pounds, respectively, corresponding to Conga project.

(d)	Investment in Sociedad Minera Cerro Verde S.A.A. -
The Company owns 19.584 percent of Sociedad Minera Cerro Verde S.A.A. (hereinafter “Cerro Verde”)’s capital stock, whose mining activities comprise the extraction, production and commercialization of copper cathodes and concentrates from its copper mining unit located in Arequipa, Peru.

Tax Stability Agreements
On February 13, 1998, Cerro Verde entered into an Agreement of Guarantees and Measures to Promote Investments with the Peruvian Government, under the Peruvian General Mining Law, by means of which Cerro Verde can apply the tax regulations in force as of May 6, 1996. Additionally, Cerro Verde has tax stability for a period of 15 years beginning January 1, 1999 (with a maturity date of December 31, 2013).

On July 17, 2012, Cerro Verde entered into a new Agreement of Guarantees and Measures to Promote Investments with the Peruvian Government, under the Peruvian General Mining Law and in connection with the project of operations expansion. This new agreement will allow Cerro Verde’s Management to have tax stability for the above mentioned expansion and it is Cerro Verde’s Management intention to apply for its use since 2014. According to this new agreement, the new income tax rate will be 32 per cent.

13

Notes to the interim consolidated financial statements (unaudited) (continued)

Tax contingencies

Law No.28258 “Mining Royalty Law”, approved on June 23, 2004, requires to the holders of mining concessions to pay a mining royalty as an economic return for the exploitation of metallic and non-metallic mining resources, which is determined applying rates from one to three per cent of the value of concentrate or its equivalent, according to international prices published by the Ministry of Energy and Mines.

Tax Administration considers that Cerro Verde should have paid mining royalties for the ore processed in the concentrate plant which started operations at end of year 2006. The tax assessments cover the period from October 2006 to December 2007, as well as years 2008 and 2009. In July 2013, the Tax Court issued resolutions by means of which it confirmed the tax assessments for the period from October to December 2006, as well as for the years 2007 and 2008. The decision of the Tax Court concludes the administrative stage of these assessments.

In September 2013, Cerro Verde’s Management filed a protection claim under the Judicial Power (Judicial Power of the Supreme Court of Justice of Arequipa) demanding to the Tax Administration, Ministry of Energy and Mines and Tax Court for requiring Cerro Verde the payment of the mining royalties during the term of the Tax Stability Agreement. Cerro Verde’s Management believes that its current Tax Stability Agreement signed with the Peruvian Government in 1998 (effective as of January 1, 1999, maturing on December 31, 2013) guarantees that all ore extracted from its mining production unit is considered within the tax and administrative stabilized regime, which does not include the obligation to pay any mining royalty.

On October 1, 2013, the Tax Administration issued a payment order to Cerro Verde for a total amount of S/.492,000,000, including interest and penalties of S/.290,000,000, based on the decision of the Tax Court. As it is permitted by Law, Cerro Verde’s Management has requested a postponement (deferral of 6 months) and a payment by installments (which were granted in a program equivalent to 66 monthly payments).

Under the terms of its new Tax Stability Agreement starting January 1, 2014, Cerro Verde will pay mining royalties and the special mining tax for all its production, according to the Law No.29788.

14

Notes to the interim consolidated financial statements (unaudited) (continued)

(e)	Investment in Canteras del Hallazgo S.A.C. -

Canteras del Hallazgo S.A.C. is currently developing the Chucapaca mining project, located in Moquegua, Peru. There are evidences of gold, copper and silver in Canahuire deposit, which is located in the project area.

As of September 30, 2013, Canteras del Hallazgo S.A.C. is preparing the Feasibility Study and the Environmental Impact Studies of the project, which are expected to be completed during 2013. According to the investment program agreed with the other shareholder, the Company is making capital contributions to this associate, in order to enable the development of this project. As of September 30, 2013, capital contributions of both shareholders for the project were US$163,829,000 (US$153,303,000 as of December 31, 2012).

9.	Mining concessions, development costs, property, plant and equipment, net

The Mining Concessions, Development Costs, Property, Plant and Equipment, Net caption increased from US$1,159,805,000 to US$1,433,375,000 between December 31, 2012 and September 30, 2013, mainly due to: (i) investments made in development costs, property, plant and equipment during the nine-month period ended September 30, 2013 by US$351,995,000, (ii) increase in the cost related to the provision for closure of mining units by US$45,150,000, and, (iii) effect of depreciation expense for the period by US$125,748,000. The main additions of the period are related to: (i) the project for the expansion of operations of El Brocal by US$124,040,000, see note 1(d), and, (ii) the construction of Huanza Hydroelectric Power Station by US$28,448,000, see note 1(f).

15

Notes to the interim consolidated financial statements (unaudited) (continued)

10.	Provisions

The table below presents the movement of this caption:

	As of September 30, 2013	As of December 31, 2012
	US$(000)	US$(000)

Opening balance	171,821	177,815

Disbursements by:
Workers’ profit sharing	(31,148)	(34,014)
Provision for closure of mining units	(13,211)	(22,485)
Stock appreciation rights	(6,080)	(16,729)

Increase (reversal) of provisions:
Provision for closure of mining units	45,150	33,197
Workers’ profit sharing	7,538	23,284
Stock appreciation rights	(20,446)	1,799

Accretion expense:
Provision for closure of mining units	7,074	6,812

Other, net	2,897	2,142
Closing balance	163,595	171,821

Classification by maturity:
Current portion	35,405	71,780
Non-current portion	128,190	100,041

	163,595	171,821

During 2013, the Company updated the provision for closure of mining units, mainly for Julcani, Orcopampa, Shila –Paula and Antapite mining units, according to the requirements of Law N° 28090 - Law that regulates the closure of mining units (“Ley que regula el cierre de minas”), recording an increase in the cost and in the provision for closure of mining units amounting approximately to US$45,150,000. The Company believes that this liability is sufficient to meet the current environmental protection laws approved by the Ministry of Energy and Mines.

16

Notes to the interim consolidated financial statements (unaudited) (continued)

11.	Bank loans and financial obligations

(a)	Bank loans -

The Bank loans caption is made up mainly by a bank loan signed by El Brocal for US$20,000,000. This loan is part of a short-term credit line of the Banco de Crédito del Perú with a limit of US$60,000,000. The loan accrues interest calculated at a variable rate of three-month Libor plus 5 per cent and matures on October 31, 2013. This loan will be repaid through funds proceeding from cash contributions of El Brocal’s shareholders by US$70,000,000, approved on September 25, 2013.

(b)	Financial obligations -

The table below presents the detail of Financial obligations caption as of September 30, 2013 and December 31, 2012:

	Original amount	Period	Guarantee	Annual interest rate	Maturities	2013	2012
	US$(000)					US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú - Loan	120,000	4 years	Equipment (2 concentrates sales contracts)	Three-month Libor plus 3.00% (3.43% as of September 30, 2013 and 3.32% as of December 31, 2012)	Quarterly payments of US$2,812,000 and a payment of US$45,000,000 at final maturity	120,000	60,000
Finance lease agreement	329	2 years	Leased equipment	4.60%	Monthly payments of US$13,569 from August 2012 to July 2014	135	257
Empresa de Generación Huanza S.A.
Banco de Crédito del Perú - Finance lease agreement	119,000	10 years	Leased equipment	Three-month Libor plus 4.00% (4.43% as of September 30, 2013 and 4.54% as of December 31, 2012)	Quarterly payments during seven years since capitalization	119,000	119,000
Other minor						27	47

						239,162	179,304
Classification by maturity:
Current portion						28,270	5,815
Non-current portion						210,892	173,489
						239,162	179,304

On September 25, 2013, the General Shareholders’ Meeting of El Brocal unanimously approved to obtain a financing through a leaseback scheme (final leaseback) up to US$180,000,000 through the approval of the disposal of assets by the same amount, covering equipment, machinery and production plants located in Colquijirca mining unit. The funds provided by this financing will be used to repay the existing loan by US$120,000,000 and to meet the obligations required to complete the project for the expansion of its operations. The financing term is 5 years at a variable rate of three-month Libor plus 5 per cent.

17

Notes to the interim consolidated financial statements (unaudited) (continued)

12.	Dividends declared and paid
(a)	The table below presents dividends declared and paid for the nine-month periods ended September 30, 2013 and 2012:

Meeting	Date	Dividends declared	Dividend per share
		US$(000)	US$

Dividends declared in 2013
Mandatory Annual Shareholders’ Meeting	March 26, 2013	82,690	0.30
Less – Dividends on treasury shares		(6,421)

		76,269
Dividends declared in 2012
Mandatory Annual Shareholders’ Meeting	March 26, 2012	110,254	0.40
Less – Dividends on treasury shares		(8,475)

		101,779

(b)	Declared dividends related to non-controlling interests are presented below:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)

S.M.R.L. Chaupiloma Dos de Cajamarca	3,520	9,900	10,820	14,820
Sociedad Minera El Brocal S.A.A.	-	4,961	2,713	13,502
Minera La Zanja S.R.L.	-	-	-	10,795

	3,520	14,861	13,533	39,117

18

Notes to the interim consolidated financial statements (unaudited) (continued)

13.	Income tax
(a)	Current and deferred expense tax portions shown in the unaudited interim consolidated income statements for the three-month and nine-month periods ended September 30, 2013 and 2012 are as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)

Income tax
Current	(13,070)	(25,975)	(39,091)	(79,027)
Deferred	(12,067)	(4,087)	(24,628)	(18,458)
	(25,137)	(30,062)	(63,719)	(97,485)

Mining royalties and Special Mining Tax
Current	(2,178)	(4,698)	(7,342)	(18,140)
Deferred	(1,861)	(1,286)	(1,060)	(60)
	(4,039)	(5,984)	(8,402)	(18,200)

Total income tax	(29,176)	(36,046)	(72,121)	(115,685)

(b)	During the year 2007, the Tax Administration audited the Company’s 2005 Income Tax Return. As a consequence, the Tax Administration issued tax assessments denying recognition of some tax deductions by S/.119,785,000 (equivalent to US$43,042,000). The main objection consisted in considering as taxable income the reversal of the provision related to commercial contracts, which originally was not deducted to calculate the Income Tax. In July 2013, the Tax Court resolved the assessment made by the Tax Administration, concluding the case through a payment of approximately US$705,000.

During the years 2012 and 2013, the Company’s 2007 Income Tax Return has been audited by the Tax Administration. In March 2013, the Tax Administration started the audit of the Company’s 2008 Income Tax Return and Value Added Tax Returns for the period between January to December 2008.

(c)	During the nine-month period ended September 30, 2013, the Deferred income tax asset, Net caption decreased in US$24,688,000, mainly as a result of the effects in Buenaventura of: (i) US$12,087,000 related to the use of the tax-loss carry forward, (ii) US$9,428,000 related to the translation into U.S. dollars of the tax base of the assets and liabilities in Nuevos Soles, and, (iii) US$7,569,000 related to a lower officers’ compensation provision as explained in note 17.

19

Notes to the interim consolidated financial statements (unaudited) (continued)

14.	Net sales
(a)	The table below presents the detail of net sales for the three-month and nine-month periods ended September 30, 2013 and 2012:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)
Sales by product
Gold	153,680	188,848	508,854	580,845
Silver	78,081	127,184	278,193	355,688
Copper	52,784	30,395	123,115	84,386
Zinc	17,288	28,627	56,536	72,566
Lead	12,294	16,762	43,457	39,446
	314,127	391,816	1,010,155	1,132,931

Deductions	(39,349)	(33,933)	(107,500)	(96,014)
Embedded derivatives for concentrates sales	17,906	12,801	4,769	12,450
Adjustments of liquidations of current period	15,337	9,182	2,882	19,626
Hedge operations	156	(152)	156	(146)
Adjustments of liquidations of previous periods	(1,671)	787	(11,048)	(15,609)
	306,506	380,501	899,414	1,053,238
Sales of services, electric power and other minor	28,777	13,486	49,841	31,498

	335,283	393,987	949,255	1,084,736

Volumes sold of metallic content were the following:

	For the three-month periods ended September 30,		Increase (decrease)
	2013	2012

Gold	115,824 OZ	113,565 OZ	2,259 OZ
Silver	4,482,882 OZ	4,392,833 OZ	90,049 OZ
Lead	6,122 MT	8,391 MT	(2,269) MT
Zinc	9,438 MT	15,613 MT	(6,175) MT
Copper	7,670 MT	3,886 MT	3,784 MT

20

Notes to the interim consolidated financial statements (unaudited) (continued)

	For the nine-month periods ended September 30,		Increase (decrease)
	2013	2012

Gold	357,097 OZ	347,400 OZ	9,697 OZ
Silver	12,387,186 OZ	11,882,677 OZ	504,509 OZ
Lead	20,741 MT	19,996 MT	745 MT
Zinc	30,281 MT	37,987 MT	(7,706) MT
Copper	17,159 MT	10,394 MT	6,765 MT

The net average sale prices were the following:

	For the three-month periods ended September 30,		Increase (decrease)
	2013	2012
	US$	US$	US$

Gold	1,334.74 / OZ	1,670.77 / OZ	(336.03) / OZ
Silver	20.71 / OZ	29.68 / OZ	(8.97) / OZ
Lead	2,086.83 / MT	2,030.34 / MT	56.49 / MT
Zinc	1,867.78 / MT	1,867.81 / MT	(0.03) / MT
Copper	7,155.10 / MT	7,989.24 / MT	(834.14) / MT

	For the nine-month periods ended September 30,		Increase (decrease)
	2013	2012
	US$	US$	US$

Gold	1,428.44 / OZ	1,671.88/OZ	(243.44) / OZ
Silver	22.60 / OZ	29.93/OZ	(7.33) / OZ
Lead	2,095.02 / MT	1,972.63 / MT	122.39 / MT
Zinc	1,866.99 / MT	1,909.12 / MT	(42.13) / MT
Copper	7,175.04 / MT	8,119.00 / MT	(943.96) / MT

(b)	During the nine-month period ended September 30, 2013, net sales of the Company decreased by US$135,481,000 compared to the same period of 2012, primarily due to the net effect of the decline of the international prices of gold, silver, zinc and copper, offset by the increase in the volume of production and sale of gold, silver, lead and copper.

21

Notes to the interim consolidated financial statements (unaudited) (continued)

15.	Cost of sales, without considering depreciation and amortization

The table below presents the components of this caption:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)

Opening balance of finished goods and products in process	138,544	177,223	158,478	159,801

Cost of production
Services provided by third parties	70,380	72,761	213,192	188,356
Consumption of materials and supplies	28,089	33,727	88,820	94,779
Direct labor	29,266	24,203	82,951	71,508
Electricity and water	7,930	7,953	22,250	22,333
Transport	3,982	4,045	13,358	11,499
Rentals	6,251	5,133	10,273	8,969
Insurances	2,539	2,652	7,591	7,806
Maintenance and repair	2,103	1,591	5,441	4,783
Cost of concentrate purchased to third parties	(914)	5,088	174	8,378
Decrease (increase) of provision for impairment of finished goods	(1,765)	(3,564)	(610)	516
Other production expenses	13,026	7,134	28,517	27,911
Total cost of production of the period	160,887	160,723	471,957	446,838

Final balance of finished goods and products in process	(136,467)	(175,988)	(136,467)	(175,988)
Costs of sales, without considering depreciation and amortization	162,964	161,958	493,968	430,651

The Cost of sales, without considering depreciation and amortization caption, increased in US$63,317,000 during the nine-month period ended September 30, 2013 compared to the same period of 2012, mainly due to the start of production of two new mining units during the second and third quarters of 2012, and to the positive variation in inventories balances by approximately US$22,011,000 (negative by US$16,187,000 in the same period of the previous year) as a result of an increased inventory rotation.

22

Notes to the interim consolidated financial statements (unaudited) (continued)

16.	Exploration expenses in operating units

The Exploration expenses in operating units caption increased from US$97,153,000 as of September 30, 2012 to US$135,190,000 as of September 30, 2013, mainly due to higher exploration activities in the mining units of Poracota, Orcopampa and Antapite.

17.	Administrative expenses

The Administrative expense caption decreased from US$77,652,000 during the nine-month period ended September 30, 2012 to US$56,484,000 in the same period of 2013, explained by the reverse of the long term officers’ compensation provision in US$20,446,000 as a result of lower stock quotations of the Company’s ADRs as of September 30, 2013 compared to the stock quotations as of December 31, 2012 (US$11.71 and US$35.95, respectively).

18.	Related parties transactions
(a)	The main transactions made by the Company with its related parties during the three and nine-month periods ended September 30, 2013 and 2012 are presented below:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)

Royalties paid by Yanacocha to:
S.M.R.L. Chaupiloma Dos de Cajamarca	10,538	17,868	37,033	54,621

Income for services rendered to Yanacocha by:
Consorcio Energético de Huancavelica S.A. (electric power transmition)	228	362	686	1,528
Buenaventura Ingenieros S.A. (implementation of specific work orders)	317	3,614	626	7,230

Dividends received from:
Compañía Minera Coimolache S.A	712	3,845	7,776	10,854

Contributions made to:
Canteras del Hallazgo S.A.C.	1,654	13,083	5,339	21,961

23

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	As a result of the transactions indicated in paragraph (a), the Company had the following accounts receivable and payable from related parties:

	As of September 30, 2013	As of December 31, 2012
	US$(000)	US$(000)

Accounts receivable -
Trade accounts
Minera Yanacocha S.R.L.	13,722	16,513
Others	214	1,137
	13,936	17,650
Other accounts
Compañía Minera Coimolache S.A. (c)	18,690	38,261

Total trade accounts receivable and others	32,626	55,911

Classification by maturity:
Current portion	14,084	22,534
Non-current portion	18,542	33,377

Total trade accounts receivable and others	32,626	55,911

Trade accounts payable and others -
Minera Yanacocha S.R.L.	855	603
Compañía Minera Coimolache S.A.	802	1,018

Total trade accounts payable and others	1,657	1,621

Classification by maturity:
Current portion	1,132	890
Non-current portion	525	731

Total trade accounts payable and others	1,657	1,621

(c)	On October 18, 2010, the Shareholders´ Meeting of Compañía Minera Coimolache S.A. approved the development program and financial support of Tantahuatay Project. Total budget of the project was estimated in US$110,000,000 and the project financing structure was: 30 per cent as capital contributions and 70 per cent as loans from shareholders. As of September 30, 2013, the outstanding loan is US$18,690,000 and yields interest calculated at a variable interest rate of six-month Libor plus 3 percent. During the nine-month period ended September 30, 2013, the collections made amounted to US$19,310,000.

24

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: December 19, 2013